January 21, 2026

Peter Bilitsch
Chief Executive Officer
Forefront Tech Holdings Acquisition Corp
c/o Appleby Global Services (Cayman) Limited
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

        Re: Forefront Tech Holdings Acquisition Corp
            Draft Registration Statement on Form S-1
            Submitted December 12, 2025
            CIK No. 0002097986
Dear Peter Bilitsch:

        This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Michael J. Blankenship, Esq.